Adopted November 9, 1939                                        File No.  69-306



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-3A-2




                          STATEMENT BY HOLDING COMPANY
                      CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      To Be Filed Annually Prior to March 1



                        Pinnacle West Capital Corporation
                        ---------------------------------
                                (Name of Company)



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. Claimant currently holds stock in the following subsidiaries:

         a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

                  (1) AXIOM Power Solutions, Inc. ("AXIOM") -- an Arizona corporation having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

                  (2) Bixco, Inc. ("Bixco") -- an Arizona corporation having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.

                  (3) APS Energy Services Company, Inc. ("APSES") -- an Arizona Corporation having been incorporated on November 6, 1998 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell energy, products and services. APSES is a wholly-owned subsidiary of APS.

         b. SunCor Development Company ("SunCor") - an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

                  (1) SunCor Resort & Golf Management, Inc. ("Resort & Golf Management") (previously named "SunCor Resort Management, Inc." and "SunCor Farms, Inc.") -- an Arizona corporation having been incorporated on December 31, 1986 and having its principal executive offices at 3838 North Central Avenue' Suite 1500, Phoenix, Arizona 85012, operates and manages hotel, golf, food and beverage for the Wigwam Resort and Country Club, Sedona Golf Resort, SunRidge Canyon Golf Club, and Palm Valley Golf Club. Resort & Golf Management is a wholly-owned subsidiary of SunCor.

                  (2) Litchfield Park Service Company ("LPSCO") -- an Arizona corporation having been incorporated on September 21, 1954 and having its principal executive offices at 501 East Plaza Circle, Suite B, Litchfield Park, Arizona 85340, is a regulated public utility engaged in providing water and sewer services to commercial and residential customers. LPSCO became a wholly-owned subsidiary of SunCor on December 31,1986.

                  (3) Golden Heritage Homes, Inc.. ("Golden Heritage Homes") -- (previously named "SunCor Homes, Inc.", "LGR, Inc." and "WGP Realty, Inc.") an Arizona corporation having been incorporated on May 14, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to provide brokerage and realty services in the sale of commercial and residential real property. Golden Heritage Homes is a wholly-owned subsidiary of SunCor.

                           (i) Golden Heritage Construction, Inc. ("GH Construction") -- an Arizona corporation having been incorporated on December 30, 1993 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to serve as a general residential contractor. GH Construction became a wholly-owned subsidiary of Golden Heritage Homes, Inc. on January 1, 1996.

                  (4) SCM, Inc. ("SCM") -- an Arizona corporation having been incorporated on May 14, 1991 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor.

                  (5) Golf de Mexico, S.A. DE C.V. ("Golf de Mexico") -- a Mexican variable capital corporation having been incorporated on February 8, 1992 in Tijuana, Baja California, Mexico, and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to operate and manage the Real del Mar Golf Course in Mexico. Golf de Mexico has been inactive.

                  (6) SunCor Realty & Management Company ("SunCor Realty") -- (previously named Russell Ranch Development Company) an Arizona corporation having been incorporated on April 1, 1994 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to participate in real estate management and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

                  (7) Palm Valley Golf Club, Inc. ("Palm Valley Golf") -- an Arizona corporation having been incorporated on January 23, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to hold title to the Palm Valley Golf Course. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

                  (8) Rancho Viejo de Santa Fe, Inc. ("Rancho Viejo") -- a New Mexico corporation having been incorporated on March 18, 1996 and having its principal executive offices at 1590-B Pacheco Street, Santa Fe, New Mexico 87505, was organized to engage in real estate development in New Mexico. Rancho Viego is a wholly-owned subsidiary of SunCor.

                  (9) Ranchland Utility Company ("Ranchland") -- a New Mexico corporation having been incorporated on September 5, 1997 and having its principal executive offices at 1590-B Pacheco Street, Santa Fe, New Mexico 87505 is a waste water utility. Ranchland is a wholly-owned subsidiary of Rancho Viejo.

         c. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 East Van Buren, Suite 800, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas. APS, a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for sale.

         Exhibit D attached hereto shows the location of APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

         APS'  present  generating   facilities  have  an  accredited   capacity
aggregating 3,986,900 kilowatts, comprised as follows:

Coal:                                                              CAPACITY (kW)
Units 1, 2 and 3 at Four Corners,
  aggregating .............................................           560,000
15% owned Units 4 and 5 at Four Corners,
  representing ............................................           222,000
Units 1, 2, and 3 at the Cholla Plant,
  aggregating .............................................           615,000
14% owned Units 1, 2 and 3 at the Navajo
  Plant, representing .....................................           315,000
                                                                    ---------

                                                                    1,712,000
                                                                    =========
Gas or Oil:
Two steam units at Ocotillo, two steam
  units at Saguaro and one steam
 unit at Yucca, aggregating ...............................           435,000(1)
Eleven combustion turbine units,
  aggregating .............................................           493,000
Three combined cycle units,
  aggregating .............................................           255,000
                                                                    ---------

                                                                    1,183,000
                                                                    =========
Nuclear:
29.1 % owned or leased Units 1, 2 and 3
  at Palo Verde, representing .............................         1,086,300
                                                                    =========

Other .....................................................             5,600
                                                                    =========
-------------------------
         (1) West Phoenix steam units (108,300 kw) are currently mothballed.

         APS' transmission facilities consist of approximately 5,268 pole miles of overhead lines and approximately 23 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 11,444 pole miles of overhead lines and approximately 10,110 miles of underground lines, all of which are located within the State of Arizona.

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES (DATA IS NOT CURRENTLY MAINTAINED IN A FORMAT IDENTIFYING THE STATE IN WHICH THE SALES AND PURCHASES ARE MADE OR THE AMOUNT OF THEIR ASSOCIATED REVENUES OR EXPENSES.):


                  a.  NUMBER  OF KWH OF  ELECTRIC  ENERGY  SOLD  (AT  RETAIL  OR
         WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         CLAIMANT          APS
         None              30,780,474,000   kwh  of  electric   energy  sold  at
                           wholesale or retail

                           0 Mcf. of natural or manufactured gas distributed at wholesale or retail

                  b. NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         CLAIMANT          APS
         None              62,591,000 kwh of electric  energy was distributed at
                           retail outside Arizona.

                           0 Mcf. of natural or manufactured gas distributed at retail outside Arizona

                  c. NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         CLAIMANT          APS
         None              976,200 kwh of electric  energy was sold at wholesale
                           (to meet wholesale native load) outside Arizona or at state line. Data on wholesale non-native load is not currently maintained in this format.

                           0  Mcf.  of  natural  or  manufactured  gas   sold at
                           wholesale (to meet wholesale native load) outside Arizona or at state line.

                  d. NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

         CLAIMANT          APS
         None              0  kwh  of  electric  energy  was  purchased  outside
                           Arizona or at state line. Data is not currently maintained in this format.

                           19,380,577 Mcf. of natural or manufactured gas (used for generation) purchased outside Arizona or at state line.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
         DOLLARS:

         The Claimant holds no interest, direct or indirect, in an EWG or a foreign utility company.

                  a. NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                  Not applicable.

                  b. NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

                  Not applicable.

                  c.  TYPE  AND  AMOUNT  OF  CAPITAL   INVESTED,   DIRECTLY   OR
         INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                  Not applicable.

                  d. CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                  Not applicable.

                  e. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                  Not applicable.

                                    EXHIBIT A


         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company and El Dorado Investment Company. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting
Standards No. 94, CONSOLIDATION OF ALL MAJORITY-OWNED SUBSIDIARIES. Also included are consolidating statements of income and consolidating balance sheets for SunCor Development Company and its subsidiaries.

                       EXHIBIT B FINANCIAL DATA STATEMENT


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                  1.       Total Assets.

                  2.       Total Operating Revenues.

                  3.       Net Income.


See Exhibit B hereto.

                                    EXHIBIT C


         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.

                                    EXHIBIT D


         In accordance with Item 304 of Regulation S-T of the Securities Exchange Act of 1934, APS' Service Territory map contained as Exhibit D to this Form U-3A-2 is a map of the State of Arizona showing APS' service area, the location of its major power plants and principal transmission lines, and the location of transmission lines operated by APS for others. The major power plants shown on such map are the Navajo Generating Station located in Coconino County, Arizona; the Four Corners Power Plant located near Farmington, New Mexico; the Cholla Power Plant, located in Navajo County, Arizona; the Yucca Power Plant, located near Yuma, Arizona; and the Palo Verde Nuclear Generating Station, located about 55 miles west of Phoenix, Arizona (each of which plants is reflected on such map as being jointly owned with other utilities), as well as the Ocotillo Power Plant and West Phoenix Power Plant, each located near Phoenix, Arizona, and the Saguaro Power Plant, located near Tucson, Arizona. APS' major transmission lines shown on such map are reflected as running between the power plants named above and certain major cities in the State of Arizona. The transmission lines operated for others shown on such map are reflected as running from the Four Corners Plant through a portion of northern Arizona to the California border.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1999.


                                        PINNACLE WEST CAPITAL CORPORATION
                                                (Name of Claimant)



                                        By  Michael V. Palmeri
                                          --------------------------------
                                            Michael V. Palmeri
                                            Treasurer

[CORPORATE SEAL]



Attest:


Suzanne Debes
-------------------------
Suzanne Debes
Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




MICHAEL V. PALMERI         TREASURER
(Name)                     (Title)

400 EAST VAN BUREN, SUITE 7OO, PHOENIX, ARIZONA 85004
(Address)

                        EXHIBIT B Financial Data Schedule

     The Claimant submits the following consolidated financial information:

     1.      Total Assets:                                  $6,824,546,000

     2.      Total Operating Revenues:                      $2,130,586,000

     3       Net Income:                                      $242,892,000

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET (UNAUDITED)
December 31, 1998
(THOUSANDS OF DOLLARS)

                                                                                    *ELIMINATIONS AND ADJUSTING ENTRIES*
                                        PWCC          APS      SUNCOR      ELDO         DEBIT      CREDIT            TOTAL
                                        ----          ---      ------      ----         -----      ------            -----
ASSET
CURRENT ASSETS
 Cash and cash equivalents          $    8,833   $    5,558    $  4,332    $  1,815  $    --    $       --        $   20,538
 Customer and other
   receivables - net                     1,679      227,487       5,400       1,000       --(n)      1,690(b)        233,876
 Accrued utility revenue                             67,740                                                           67,740
 Materials and supplies                              69,074                                                           69,074
 Fossil fuel                                         13,978                                                           13,978
 Deferred income taxes                      --        3,999       3,975          --                  3,975(o)          3,999
 Other current assets                      619       26,695      21,287          33                  1,040(c)         47,594
                                    ----------   ----------    --------    --------  -------    ----------        ----------
    Total current assets                11,131      414,531      34,994       2,848       --         6,705           456,799
                                    ----------   ----------    --------    --------  -------    ----------        ----------
INVESTMENTS AND OTHER ASSETS
 Real estate investments net
  (cap interest)                                                330,622                6,161(f)      5,762(e)        331,021
 Other assets                        2,333,482      183,549       9,018      24,295              2,313,782(a,f,h)    236,562
                                    ----------   ----------    --------    --------  -------    ----------        ----------
    Total investments and other      2,333,482      183,549     339,640      24,295    6,161     2,319,544           567,583
                                    ----------   ----------    --------    --------  -------    ----------        ----------
UTILITY PLANT
 Electric plant in service and
   held for future use                            7,265,604                                                        7,265,604
 Less accumulated depreciation
  and amortization                                2,814,762                                                        2,814,762
                                    ----------   ----------    --------    --------  -------    ----------        ----------
 Total Utility Plant                              4,450,842                                                        4,450,842
 Nuclear Fuel, net of amortizaton                    51,078                                                           51,078
 Construction work in progress                      228,643                                                          228,643
                                    ----------   ----------    --------    --------  -------    ----------        ----------
    Net Utility Plant                             4,730,563                                                        4,730,563
                                    ----------   ----------    --------    --------  -------    ----------        ----------
DEFERRED DEBITS
 Deferred income taxes                                           33,228                             33,228(o)             --
 Regulatory asset for income taxes                  400,795                                                          400,795
 Rate synchronization cost deferrals                303,660                                                          303,660
 Other deferred debits                   5,120      360,201       4,937          --     8(h)         5,120(j)        365,146
                                    ----------   ----------    --------    --------  -------    ----------        ----------
    Total deferred debits                5,120    1,064,656      38,165          --        8        38,348         1,069,601
                                    ----------   ----------    --------    --------  -------    ----------        ----------
         TOTAL ASSETS               $2,349,733   $6,393,299    $412,799    $ 27,143  $ 6,169    $2,364,597        $6,824,546
                                    ==========   ==========    ========    ========  =======    ==========        ==========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET (UNAUDITED)
December 31, 1998
(THOUSANDS OF DOLLARS)

LIABILITIES AND EQUITY
CURRENT LIABILITIES
 Accounts payable                     $    1,785   $  145,139  $   8,847  $     34     $     5(i)                 $  155,800
 Accrued taxes                                         59,827         --         8                     2,685(l,k)     62,520
 Accrued interest                            199       31,218        449        --                                    31,866
 Dividend payable                             --           --                               --(d)                         --
 Short-term borrowings                        --           --                               --(m)                         --
 Commerical paper, net                        --      178,830                                                        178,830
 Current maturities of
  long-term debt                                      154,378      3,667                                             158,045
 Customer Deposits                                     26,815      1,695                                              28,510
 Other current liabilities                 3,311       16,755        629       195       6,258(b,c,g)                 14,632
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
   Total current liabilities               5,295      612,962     15,287       237       6,263            2,685      630,203
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
NON-CURRENT LIABILITIES
 Long-term debt less current
  maturities                              92,000    1,886,540     80,421                                           2,058,961
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
DEFERRED CREDITS AND OTHER
 Deferred income taxes                    71,412    1,312,007                           39,883(k,o)                1,343,536
 Deferred investment tax credit                        32,465                            5,120(j)                     27,345
 Unamortized gain-sale of
  utility plant                                        77,787                                                         77,787
 Other deferred credits                   17,675      400,542      6,377                                  3,528(g)   428,122
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
   Total deferred credits                 89,087    1,822,801      6,377        --      45,003            3,528    1,876,790
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
 Non-Redeemable preferred stock of APS                 85,840                                                         85,840
 Redeemable preferred stock of APS                      9,401                                                          9,401
 Joint Ventures of SunCor                                          5,762                 5,762(e)                         --

COMMON STOCK EQUITY:
 Common stock                          2,023,744    1,373,787    376,391    38,046   2,261,325(a)                  1,550,643
 Accumulated deficit                     139,607      601,968    (71,439)  (11,140)     46,288(a)                    612,708
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
   Total                               2,163,351    1,975,755    304,952    26,906   2,307,613                     2,163,351
                                      ----------   ----------  ---------  --------  ----------        ---------   ----------
 TOTAL LIABILITIES AND EQUITY         $2,349,733   $6,393,299  $ 412,799  $ 27,143  $2,364,641        $   6,213   $6,824,546
                                      ==========   ==========  =========  ========  ==========        =========   ==========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
ELIMINATING AND ADJUSTING ENTRIES
                                                          DEBITS        CREDITS
                                                          ------        -------
(a)     Common stock                                   $2,261,325
        Accumulated earnings                               46,288
                        Other investments                             $2,307,613

        To eliminate PNW investment in subsidiaries

                                        Common         Earnings/
                                        Stock          Dividends         Total
                                        -----          ---------         -----
        APS                          $1,846,888      $  128,867       $1,975,755
        SunCor                          376,391         (71,439)         304,952
        El Dorado                        38,046         (11,140)          26,906
                                     ----------      ----------       ----------
                        Total        $2,261,325      $   46,288       $2,307,613
                                     ==========      ==========       ==========

(b)     Other current liabilities                    $    1,690
           Customer and other receivables - net                            1,690

        To eliminate intercompany receivables/payables

                                           A/R             A/P
                                           PNW          Subs Books
                                     ----------         ----------
        APS                              $1,276          $1,276
        SunCor                              225             225
        El Dorado                           189             189
                                         ------          ------
                        Total            $1,690          $1,690
                                         ======          ======
(c)     Other current liabilities                        $1,040
           Other current assets                                           $1,040

        To eliminate PNW payable to APS

(d)     Dividends Payable                                    --
           Customer and other receivable - net                                --

        To eliminate APS Dividend to PNW

(e)     Minority interest                                $5,762
           Real estate investments - net                                  $5,762

        To eliminate minority interest of SunCor JV partners

(f)     Real estate investments - net                    $6,161
           Other - assets                                                 $6,161

        To reclass PNW capitalized interest related to SunCor

(g)     Other current liabilities                        $3,528
           Other deferred credits                                         $3,528

        To reclass PNW deferred comp to long-term

(h)     Other deferred debits                                $8
           Other - assets                                                     $8

        To reclass PNW unamortized debt to long-term

(i)     Accounts payable                                     $5
           Accrued taxes                                                      $5

        To reclass PNW property tax

(j)     Deferred investment tax credit                   $5,120
           Other deferred debits                                          $5,120

        To reclass PNW ITC from Deferred taxes to Deferred ITC


(k)     Other deferred debits                            $2,680
           Accrued taxes                                                  $2,680

        To reclass PNW accrued taxes

(o)     Deferred income taxes-current portion                             $3,975
        Deferred income taxes-noncurrent portion                          33,228
           Deferred income taxes                        $37,203

        To eliminate Suncor deferred tax asset and PNW deferred tax liability.

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 1998
(THOUSANDS OF DOLLARS)

                                                                              ADJUSTMENTS & ELIMINATIONS
                                      PWCC       APS       SUNCOR      ELDO      DEBIT         CREDIT          TOTAL
                                      ----       ---       ------      ----      -----         ------          -----
OPERATING REVENUES:
 Electric                          $     --  $2,006,398  $      --  $     --   $      --      $     --      $2,006,398
 Real Estate                                               124,188                                             124,188
                                   --------  ----------  ---------  --------   ---------      --------      ----------
     Total                               --   2,006,398    124,188        --          --            --       2,130,586
                                   --------  ----------  ---------  --------   ---------      --------      ----------
FUEL EXPENSES:
 Fuel for electric generation                   231,967                                                        231,967
 Purchased power                                305,534                                                        305,534
                                   --------  ----------  ---------  --------   ---------      --------      ----------
   Total                                 --     537,501         --        --          --            --         537,501
                                   --------  ----------  ---------  --------   ---------      --------      ----------
OPERATING EXPENSES:
 Utility operations and maintenance             414,041                                                        414,041
 Real estate operations                                    116,216                   731(b)      1,616(d)      115,331
 Depreciation and amortization          209     376,574      2,896        --                                   379,679
 Taxes other than income taxes                  115,264                            1,642(c,d)                  116,906
                                   --------  ----------  ---------  --------   ---------      --------      ----------
     Total                              209     905,879    119,112        --       2,373         1,616       1,025,957
                                   --------  ----------  ---------  --------   ---------      --------      ----------
OPERATING INCOME                       (209)    563,018      5,076        --      (2,373)       (1,616)        567,128
                                   --------  ----------  ---------  --------   ---------      --------      ----------
OTHER INCOME (DEDUCTIONS):
 Interest on long-term debt          (9,874)   (137,214)    (6,648)       --                                  (153,736)
 Other interest                        (673)    (15,061)        --        --                       325(e)      (15,409)
 Capitalized interest                            16,263      2,333                                              18,596
 Preferred stock dividend
   requirements                                  (9,703)                                                        (9,703)
 Other, net                         292,897     (12,303)     6,758     7,616     295,116(a,e)      757(b,c)        609
                                   --------  ----------  ---------  --------   ---------      --------      ----------
     Total                          282,350    (158,018)     2,443     7,616     295,116         1,082        (159,643)
                                   --------  ----------  ---------  --------   ---------      --------      ----------
INCOME BEFORE INCOME TAXES          282,141     405,000      7,519     7,616     297,489          (534)        407,485
Income Tax Expense (Benefit)         39,249     159,456    (37,200)    3,088                                   164,593
                                   --------  ----------  ---------  --------   ---------      --------      ----------
NET INCOME (L0SS)                  $242,892  $  245,544  $  44,719  $  4,528   $ 297,489      $   (534)     $  242,892
                                   ========  ==========  =========  ========   =========      ========      ==========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT
ELIMINATING ENTRIES

(a)  Other - net (Subs income)                       $  294,791
               Retained Earnings                                      $  294,791

     To eliminate PWCC Equity in earnings from subsidiaries

                                                 PWCC
                                                 ----
               APS                             $245,544
               SunCor                            44,719
               El Dorado                          4,528
                                                -------
                         Total                 $294,791
                                                =======
(b)  Real Estate Operations                          $      731
               Interest Expense (PWCC)                                $      731

     To reclass Capitalized Interest for SunCor Land Sales

(c)  Taxes other than income taxes                   $       26
               Other - net                                            $       26

     To reclass PNW property taxes

(d)  Taxes other than income taxes                   $    1,616
               Real estate operations                                 $    1,616

     To reclass SunCor property taxes

(e)  Other, net (El Dorado interest income)          $      325
               Other interest                                         $      325

     To eliminate interest on ELD loan to PNW

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED BALANCE SHEET (UNAUDITED)
FOR THE MONTH ENDED DECEMBER 31, 1998

                                         SUNCOR
   ACCOUNT DESCRIPTION                 CORPORATE     LPSCO        SASI         SMLP          PVGC
   -------------------                 ---------     -----        ----         ----          ----
ASSETS:
   CURRENT ASSETS
   CASH AND SHORT TERM INVESTMENTS   $ 1,019,737    $430,710   $ 395,991    $  575,390  $     (1,126)
 1 ACCOUNTS RECEIVABLE                   266,375     141,342      66,609     1,224,420        20,757

   INTERCOMPANY ACCOUNTS:
 1    SASI                                     0
 1    LPSCO                               21,391
 1    SMLP                                27,761
 1    PVGC                                     0                                           4,060,675
 1    WWOS                                48,503
 1    GOLDEN HERITAGE - GENERAL          767,728
 1    SCM-GENERAL                      4,981,309
 1    HOMEBUILDING I/C INTEREST        2,592,637
 1    HOMEBUILDING CASH ADVANCES      12,778,208
      COMMERCIAL - GENERAL                     0
 1    SUNRIDGE - DEVELOPMENT              38,671
 1    SUNRIDGE - GOLF                    218,991
 1    SEDONA - DEVELOPMENT                43,125
 1    SEDONA - GOLF                      152,365
 1    WIGWAM RESORT                      179,892
 1 INTEREST RECEIVABLE                   371,731
   NOTES RECEIVABLE                    2,174,874                                     0
 2 INVENTORIES                                                                                63,252
 2 PREPAID EXPENSES                      115,158       4,664                                  46,108
   HOME INVENTORY                          6,888
   DEFERRED INCOME TAX                 3,974,512
                                      ----------     -------     -------     ---------     ---------
      TOTAL CURRENT ASSETS            29,779,855     576,716     462,600     1,799,810     4,189,667
                                      ----------     -------     -------     ---------     ---------

   ACCOUNT DESCRIPTION                  HOMES          PV           WWOS      KABUTO JV      COMM.
   -------------------                  -----        ------         ----      ---------      -----
ASSETS:
   CURRENT ASSETS
   CASH AND SHORT TERM INVESTMENTS   $   926,993    $1,300,540    $ 193,117    $  174    $ (416,346)
 1 ACCOUNTS RECEIVABLE                   269,382                    173,920                 428,734

   INTERCOMPANY ACCOUNTS:
 1    SASI
 1    LPSCO
 1    SMLP
 1    PVGC
 1    WWOS
 1    GOLDEN HERITAGE - GENERAL          667,368
 1    SCM-GENERAL                     (4,981,309)
 1    HOMEBUILDING I/C INTEREST       (2,592,637)
 1    HOMEBUILDING CASH ADVANCES
      COMMERCIAL - GENERAL
 1    SUNRIDGE - DEVELOPMENT
 1    SUNRIDGE - GOLF
 1    SEDONA - DEVELOPMENT
 1    SEDONA - GOLF
 1    WIGWAM RESORT
 1 INTEREST RECEIVABLE                                  10,407                               16,325
   NOTES RECEIVABLE                                                                          12,120
 2 INVENTORIES                                                                               36,162
 2 PREPAID EXPENSES                                      1,014                               11,850
   HOME INVENTORY                     23,553,307
   DEFERRED INCOME TAX
                                      ----------     ---------      -------    -----      ---------
      TOTAL CURRENT ASSETS            17,843,105     1,311,961      367,037      174         88,845
                                      ----------     ---------      -------    -----      ---------

                                                                                           ELIMINATIONS
                                                                                 --------------------------------
   ACCOUNT DESCRIPTION                H HILLS     R VIEJO   C. CANYON      REF      DEBIT        REF      CREDIT
   -------------------                -------     -------   ---------      ---      -----        ---      ------
ASSETS:
   CURRENT ASSETS
   CASH AND SHORT TERM INVESTMENTS   $ 1,892    $ (96,606)   $  1,445             $       --          $         --
 1 ACCOUNTS RECEIVABLE                                                                       J,Q           315,272

   INTERCOMPANY ACCOUNTS:
 1    SASI                                                                                                       0
 1    LPSCO                                                                                  H              21,391
 1    SMLP                                                            J                    0 J              27,761
 1    PVGC                                                                                   N           4,060,675
 1    WWOS                                                            Q                    0 Q              48,503
 1    GOLDEN HERITAGE - GENERAL                                                              A           1,432,265
 1    SCM-GENERAL                                                     A            4,981,309 A           4,981,309
 1    HOMEBUILDING I/C INTEREST                                       C            2,592,637 C           2,592,637
 1    HOMEBUILDING CASH ADVANCES                                                             B          12,777,915
      COMMERCIAL - GENERAL
 1    SUNRIDGE - DEVELOPMENT
 1    SUNRIDGE - GOLF
 1    SEDONA - DEVELOPMENT
 1    SEDONA - GOLF
 1    WIGWAM RESORT
 1 INTEREST RECEIVABLE                                                                       P              97,398
   NOTES RECEIVABLE                                     0
 2 INVENTORIES                                                 12,480
 2 PREPAID EXPENSES                                             1,839
   HOME INVENTORY                                                                            E           2,565,923
   DEFERRED INCOME TAX
                                      ------     --------     -------              ---------            ----------
      TOTAL CURRENT ASSETS             1,892      (96,606)     15,763              7,573,946            28,921,050
                                      ------     --------     -------              ---------            ----------

   ACCOUNT DESCRIPTION                      CONSOLIDATED
   -------------------                      ------------
ASSETS:
   CURRENT ASSETS
   CASH AND SHORT TERM INVESTMENTS          $  4,331,912
 1 ACCOUNTS RECEIVABLE                         2,276,268

   INTERCOMPANY ACCOUNTS:
 1    SASI                                             0
 1    LPSCO                                            0
 1    SMLP                                             0
 1    PVGC                                             0
 1    WWOS                                             0
 1    GOLDEN HERITAGE - GENERAL                    2,831
 1    SCM-GENERAL                                      0
 1    HOMEBUILDING I/C INTEREST                        0
 1    HOMEBUILDING CASH ADVANCES                     292
      COMMERCIAL - GENERAL                             0
 1    SUNRIDGE - DEVELOPMENT                      38,671
 1    SUNRIDGE - GOLF                            218,991
 1    SEDONA - DEVELOPMENT                        43,125
 1    SEDONA - GOLF                              152,365
 1    WIGWAM RESORT                              179,892
 1 INTEREST RECEIVABLE                           301,065
   NOTES RECEIVABLE                            2,186,994
 2 INVENTORIES                                   111,894
 2 PREPAID EXPENSES                              180,632
   HOME INVENTORY                             20,994,272
   DEFERRED INCOME TAX                         3,974,512
                                            ------------
      TOTAL CURRENT ASSETS                    34,993,716
                                            ------------

                                                SUNCOR
   ACCOUNT DESCRIPTION                        CORPORATE          LPSCO            SASI             SMLP            PVGC
   -------------------                        ---------          -----            ----             ----            ----
   LONG-TERM ASSETS
    DEVELOPMENT PROJECTS
       CORAL CANYON
       HIDDEN HILLS
       RANCHO VIEJO
       PALM VALLEY
       LITCHFIELD GREENS
       VILLAGE OF LITCHFIELD GREENS
       SCOTTSDALE MOUNTAIN                                                                      5,597,906
       MARKETPLACE - AUTOPLEX
       TATUM RANCH                             7,011,475
       TALAVI
       WIGWAM OUTLET STORES
       GOLDEN HERITAGE LAND
       BILTMORE ESTATES                                0
       OTHER COMMERCIAL LAND
    EQUITY INVESTMENTS:
       EQUITY IN CTRPT ASSOC-LLP
       INVEST IN KYRENE ASSOCIATES LLC
       INVEST IN PV APARTMENTS (I & II)
       INVESTMENT IN SUNRIDGE CANYON LLC       9,652,389
       INVESTMENT IN SEDONA GOLF LC            3,589,437
       INVESTMENT IN PLUMCOR REALTY LLC
       INVEST IN TALAVI  ASSOCIATES LLC
       INVESTMENT IN WESTWORLD GOLF              782,907
    CONSOLIDATED ELIMINATING ENTITIES:
       INVEST IN KABUTO/SUNCOR JV              5,882,342
       INVESTMENT IN WIGWAM OUTLET LLC
       INVEST IN SCOTTS MTN LTD PART           5,245,299
       INVEST IN GOLDEN HERITAGE               1,154,335
       GOLDEN HERITAGE DUE DILIGENCE                   0
       INVESTMENT IN SCM                         525,943
 5     INVESTMENT IN LPSCO                    12,173,458
       INVESTMENT IN SASI                              0
       INVESTMENT IN PALM VALLEY             167,221,252
       INVESTMENT IN PALM VALLEY GOLF          6,231,352
       PALM VALLEY GOLF CONTRIB.  CAP         (4,060,675)
       INVESTMENT IN RANCHO VIEJO              8,674,183
       INVESTMENT IN HIDDEN HILLS              1,170,838
       INVESTMENT IN CORAL CANYON                481,241
         PROJECT 2000:
       INVESTMENT IN FIDDLESTICKS-SCOTTS        (603,562)
       INVESTMENT IN FIDDLESTICKS-TEMPE        1,623,517
       INVESTMENT IN FUNTASTICKS               2,334,403
       INVESTMENT IN GENERAL COMM OPS         79,255,821
       INVESTMENT IN PV MARKETPLACE            1,406,129
       INVESTMENT IN PV PAVILIONS                899,849
       INVESTMENT IN PV CROSSING                 311,587
       INVESTMENT IN AUTOPLEX                   (574,137)
       INVESTMENT IN TALAVI                     (139,299)
       INVESTMENT IN METROCENTER                 253,727
       INVESTMENT IN RESTORATION PLACE           (65,725)
       INVESTMENT IN LITCHFIELD PARK OPS          73,203
       INVESTMENT IN LP PROF. PLAZA              (18,428)
       INVESTMENT IN WWOS LLC                    (11,397)
       INVESTMENT IN APS PROPERTIES             (126,084)
    COMMERCIAL PROPERTIES                                                                                       5,294,782
    LONG-TERM NOTES RECEIVABLE                 5,964,889
       SDC PHASE I LAND NOTE TO WWOS           1,304,153
       SDC PAYOFF OF WWOS RLC                 10,000,000
       SDC LOAN TO LPSCO                         300,000
    PROPERTY & EQUIPMENT, NET                    785,336                           36,696                         142,635
 3  DEFERRED ASSETS                            2,696,758        1,195,557                                         202,691
    DEFERRED INCOME TAXES                     33,225,488
    WATER & SEWER UTILITY PROP, NET                            13,503,454
 3  DEPOSITS
                                            ------------    -------------   -------------    ------------   -------------
   TOTAL LONG-TERM ASSETS                    364,632,003       14,699,011          36,696       5,597,906       5,640,108
                                            ------------    -------------   -------------    ------------   -------------
   TOTAL ASSETS                             $394,411,858    $  15,275,727   $     499,296    $  7,397,716   $   9,829,775
                                            ------------    -------------   -------------    ------------   -------------

   ACCOUNT DESCRIPTION                            HOMES           PV              WWOS        KABUTO JV          COMM.
   -------------------                            -----         -------           ----        ---------          -----
   LONG-TERM ASSETS
    DEVELOPMENT PROJECTS
       CORAL CANYON
       HIDDEN HILLS
       RANCHO VIEJO
       PALM VALLEY                                           164,717,178                                      16,567,774
       LITCHFIELD GREENS                                         943,106
       VILLAGE OF LITCHFIELD GREENS                                                           12,705,211
       SCOTTSDALE MOUNTAIN
       MARKETPLACE - AUTOPLEX                                                                                 12,962,803
       TATUM RANCH
       TALAVI                                                                                                  2,414,265
       WIGWAM OUTLET STORES                                                   16,232,891
       GOLDEN HERITAGE LAND                    1,393,876
       BILTMORE ESTATES
       OTHER COMMERCIAL LAND                                                                                   3,500,641
    EQUITY INVESTMENTS:
       EQUITY IN CTRPT ASSOC-LLP                                                                              23,472,509
       INVEST IN KYRENE ASSOCIATES LLC                                                                         1,440,528
       INVEST IN PV APARTMENTS (I & II)                          936,291
       INVESTMENT IN SUNRIDGE CANYON LLC
       INVESTMENT IN SEDONA GOLF LC
       INVESTMENT IN PLUMCOR REALTY LLC                                                                          120,000
       INVEST IN TALAVI  ASSOCIATES LLC                                                                        2,842,332
       INVESTMENT IN WESTWORLD GOLF
    CONSOLIDATED ELIMINATING ENTITIES:
       INVEST IN KABUTO/SUNCOR JV
       INVESTMENT IN WIGWAM OUTLET LLC                                                                         3,807,232
       INVEST IN SCOTTS MTN LTD PART
       INVEST IN GOLDEN HERITAGE
       GOLDEN HERITAGE DUE DILIGENCE
       INVESTMENT IN SCM
 5     INVESTMENT IN LPSCO                                       373,781
       INVESTMENT IN SASI
       INVESTMENT IN PALM VALLEY
       INVESTMENT IN PALM VALLEY GOLF
       PALM VALLEY GOLF CONTRIB.  CAP
       INVESTMENT IN RANCHO VIEJO
       INVESTMENT IN HIDDEN HILLS
       INVESTMENT IN CORAL CANYON
         PROJECT 2000:
       INVESTMENT IN FIDDLESTICKS-SCOTTS
       INVESTMENT IN FIDDLESTICKS-TEMPE
       INVESTMENT IN FUNTASTICKS
       INVESTMENT IN GENERAL COMM OPS
       INVESTMENT IN PV MARKETPLACE
       INVESTMENT IN PV PAVILIONS
       INVESTMENT IN PV CROSSING
       INVESTMENT IN AUTOPLEX
       INVESTMENT IN TALAVI
       INVESTMENT IN METROCENTER
       INVESTMENT IN RESTORATION PLACE
       INVESTMENT IN LITCHFIELD PARK OPS
       INVESTMENT IN LP PROF. PLAZA
       INVESTMENT IN WWOS LLC
       INVESTMENT IN APS PROPERTIES
    COMMERCIAL PROPERTIES                                                                                     18,007,355
    LONG-TERM NOTES RECEIVABLE                                   187,817                                         265,654
       SDC PHASE I LAND NOTE TO WWOS
       SDC PAYOFF OF WWOS RLC
       SDC LOAN TO LPSCO
    PROPERTY & EQUIPMENT, NET                  1,388,591          99,108          71,783
 3  DEFERRED ASSETS                                              169,620         157,599                         441,233
    DEFERRED INCOME TAXES
    WATER & SEWER UTILITY PROP, NET
 3  DEPOSITS                                      72,915
                                              ----------   -------------   -------------   -------------   -------------
   TOTAL LONG-TERM ASSETS                      2,855,382     167,426,901      16,462,273      12,705,211      85,842,327
                                              ----------   -------------   -------------   -------------   -------------
   TOTAL ASSETS                               20,698,487   $ 168,738,862   $  16,829,310   $  12,705,385   $  85,931,172
                                              ----------   -------------   -------------   -------------   -------------

                                                                                                  ELIMINATIONS
                                                                                     ---------------------------------
   ACCOUNT DESCRIPTION                      H HILLS         R VIEJO     C. CANYON   REF    DEBIT        REF     CREDIT
   -------------------                      -------         -------     ---------   ---    -----        ---     ------
   LONG-TERM ASSETS
    DEVELOPMENT PROJECTS
       CORAL CANYON                                                       465,261
       HIDDEN HILLS                         1,199,790
       RANCHO VIEJO                                         9,258,472
       PALM VALLEY
       LITCHFIELD GREENS
       VILLAGE OF LITCHFIELD GREENS
       SCOTTSDALE MOUNTAIN
       MARKETPLACE - AUTOPLEX
       TATUM RANCH
       TALAVI
       WIGWAM OUTLET STORES
       GOLDEN HERITAGE LAND
       BILTMORE ESTATES
       OTHER COMMERCIAL LAND
    EQUITY INVESTMENTS:
       EQUITY IN CTRPT ASSOC-LLP
       INVEST IN KYRENE ASSOCIATES LLC
       INVEST IN PV APARTMENTS (I & II)
       INVESTMENT IN SUNRIDGE CANYON LLC
       INVESTMENT IN SEDONA GOLF LC
       INVESTMENT IN PLUMCOR REALTY LLC
       INVEST IN TALAVI  ASSOCIATES LLC
       INVESTMENT IN WESTWORLD GOLF
    CONSOLIDATED ELIMINATING ENTITIES:
       INVEST IN KABUTO/SUNCOR JV                                                                    R          8,853,122
       INVESTMENT IN WIGWAM OUTLET LLC                                            O       18,539,382 O         23,340,125
       INVEST IN SCOTTS MTN LTD PART                                              I       15,730,119 I         20,999,080
       INVEST IN GOLDEN HERITAGE                                                                   0 D          1,154,335
       GOLDEN HERITAGE DUE DILIGENCE
       INVESTMENT IN SCM                                                                             D            525,943
 5     INVESTMENT IN LPSCO                                                                           F         11,925,668
       INVESTMENT IN SASI                                                         L          650,000 L          1,023,781
       INVESTMENT IN PALM VALLEY                                                                   0 V        167,221,252
       INVESTMENT IN PALM VALLEY GOLF                                                                M          6,231,352
       PALM VALLEY GOLF CONTRIB.  CAP                                             N        4,060,675
       INVESTMENT IN RANCHO VIEJO                                                 U           85,702 U          8,759,885
       INVESTMENT IN HIDDEN HILLS                                                 T            3,070 T          1,173,907
       INVESTMENT IN CORAL CANYON                                                                    W            481,241
         PROJECT 2000:
       INVESTMENT IN FIDDLESTICKS-SCOTTS                                          S        2,426,077 S          1,822,515
       INVESTMENT IN FIDDLESTICKS-TEMPE                                                              S          1,623,517
       INVESTMENT IN FUNTASTICKS                                                                     S          2,334,403
       INVESTMENT IN GENERAL COMM OPS                                             S                0 S         79,255,821
       INVESTMENT IN PV MARKETPLACE                                                                  S          1,406,129
       INVESTMENT IN PV PAVILIONS                                                                    S            899,849
       INVESTMENT IN PV CROSSING                                                  S                0 S            311,587
       INVESTMENT IN AUTOPLEX                                                     S          574,137
       INVESTMENT IN TALAVI                                                       S          139,299
       INVESTMENT IN METROCENTER                                                                     S            253,727
       INVESTMENT IN RESTORATION PLACE                                            S           65,725
       INVESTMENT IN LITCHFIELD PARK OPS                                                             S             73,203
       INVESTMENT IN LP PROF. PLAZA                                               S           18,428 S                  0
       INVESTMENT IN WWOS LLC                                                     S           11,397 S                  0
       INVESTMENT IN APS PROPERTIES                                               S          126,084 S
    COMMERCIAL PROPERTIES
    LONG-TERM NOTES RECEIVABLE
       SDC PHASE I LAND NOTE TO WWOS                                                                 P          1,304,153
       SDC PAYOFF OF WWOS RLC                                                                        P         10,000,000
       SDC LOAN TO LPSCO                                                                             G            300,000
    PROPERTY & EQUIPMENT, NET                                  70,633       5,264
 3  DEFERRED ASSETS                                 0
    DEFERRED INCOME TAXES
    WATER & SEWER UTILITY PROP, NET
 3  DEPOSITS                                                                  150
                                         ------------    ------------   ---------       ------------       --------------
   TOTAL LONG-TERM ASSETS                   1,199,790       9,329,105     470,675         42,430,095          351,274,594
                                         ------------    ------------   ---------       ------------       --------------
   TOTAL ASSETS                          $  1,201,682    $  9,232,499   $ 486,439       $ 50,004,040       $  380,195,645
                                         ------------    ------------   ---------       ------------       --------------

   ACCOUNT DESCRIPTION                        CONSOLIDATED
   -------------------                        ------------
   LONG-TERM ASSETS
    DEVELOPMENT PROJECTS
       CORAL CANYON
       HIDDEN HILLS                               465,261
       RANCHO VIEJO                             1,199,790
       PALM VALLEY                              9,258,472
       LITCHFIELD GREENS                      181,284,952
       VILLAGE OF LITCHFIELD GREENS               943,106
       SCOTTSDALE MOUNTAIN                     12,705,211
       MARKETPLACE - AUTOPLEX                   5,597,906
       TATUM RANCH                             12,962,803
       TALAVI                                   7,011,475
       WIGWAM OUTLET STORES                     2,414,265
       GOLDEN HERITAGE LAND                    16,232,891
       BILTMORE ESTATES                         1,393,876
       OTHER COMMERCIAL LAND                            0
    EQUITY INVESTMENTS:                         3,500,641
       EQUITY IN CTRPT ASSOC-LLP                        0
       INVEST IN KYRENE ASSOCIATES LLC         23,472,509
       INVEST IN PV APARTMENTS (I & II)         1,440,528
       INVESTMENT IN SUNRIDGE CANYON LLC          936,291
       INVESTMENT IN SEDONA GOLF LC             9,652,389
       INVESTMENT IN PLUMCOR REALTY LLC         3,589,437
       INVEST IN TALAVI  ASSOCIATES LLC           120,000
       INVESTMENT IN WESTWORLD GOLF             2,842,332
    CONSOLIDATED ELIMINATING ENTITIES:            782,907
       INVEST IN KABUTO/SUNCOR JV                       0
       INVESTMENT IN WIGWAM OUTLET LLC         (2,970,780)
       INVEST IN SCOTTS MTN LTD PART             (993,511)
       INVEST IN GOLDEN HERITAGE                  (23,662)
       GOLDEN HERITAGE DUE DILIGENCE                    0
       INVESTMENT IN SCM                                0
 5     INVESTMENT IN LPSCO                              0
       INVESTMENT IN SASI                         247,790
       INVESTMENT IN PALM VALLEY                        0
       INVESTMENT IN PALM VALLEY GOLF                   0
       PALM VALLEY GOLF CONTRIB.  CAP                   0
       INVESTMENT IN RANCHO VIEJO                       0
       INVESTMENT IN HIDDEN HILLS                       0
       INVESTMENT IN CORAL CANYON                       0
         PROJECT 2000:                                  0
       INVESTMENT IN FIDDLESTICKS-SCOTTS
       INVESTMENT IN FIDDLESTICKS-TEMPE                 0
       INVESTMENT IN FUNTASTICKS                        0
       INVESTMENT IN GENERAL COMM OPS                   0
       INVESTMENT IN PV MARKETPLACE                     0
       INVESTMENT IN PV PAVILIONS                       0
       INVESTMENT IN PV CROSSING                        0
       INVESTMENT IN AUTOPLEX                           0
       INVESTMENT IN TALAVI                             0
       INVESTMENT IN METROCENTER                        0
       INVESTMENT IN RESTORATION PLACE                  0
       INVESTMENT IN LITCHFIELD PARK OPS                0
       INVESTMENT IN LP PROF. PLAZA                     0
       INVESTMENT IN WWOS LLC                           0
       INVESTMENT IN APS PROPERTIES                     0
    COMMERCIAL PROPERTIES                               0
    LONG-TERM NOTES RECEIVABLE                 23,302,137
       SDC PHASE I LAND NOTE TO WWOS            6,418,360
       SDC PAYOFF OF WWOS RLC                           0
       SDC LOAN TO LPSCO                                0
    PROPERTY & EQUIPMENT, NET                           0
 3  DEFERRED ASSETS                             2,600,045
    DEFERRED INCOME TAXES                       4,863,457
    WATER & SEWER UTILITY PROP, NET            33,225,488
 3  DEPOSITS                                   13,503,454
                                                   73,065
   TOTAL LONG-TERM ASSETS                   -------------
                                              378,052,887
   TOTAL ASSETS                             -------------
                                            $ 413,046,603
                                            -------------

                                          SUNCOR
   ACCOUNT DESCRIPTION                  CORPORATE          LPSCO            SASI             SMLP            PVGC
   -------------------                  ---------          -----            ----             ----            ----
LIABILITIES:
   CURRENT LIABILITIES
 4  A/P & RETENTION                   $    198,218     $    193,109    $     19,428    $     69,484    $     35,838
 4  ACCRUED LIABILITIES                  2,083,844          226,417          38,726         104,121          73,731

    INTERCOMPANY ACCOUNTS:
 4     LPSCO - SDC                                           21,391
 4     SMLP - SDC                                                                            27,761
 4     SCM-SDC  CASH ADVANCES 267
 4     GH-SDC INTERCO CAPITAL 265
 4     WWOS-SDC
    INTEREST PAYABLE                       443,916
    S/T NOTES PAYABLE
       $45 MILLION TERM LOAN             3,208,144
       $55 MILLION RLC
       GOLDEN HERITAGE  (PEW)
       TEXTRON LOAN - PVGC
    DEF PROFIT & UNEARNED REVENUE        2,661,923                           18,569               0
    PWCC INTERCO PAYABLE                   358,870
    APS LAND  INTERCO PAYABLE
    CUSTOMER DEPOSITS
                                         ---------          -------          ------         -------         -------
       TOTAL CURRENT LIABILITIES         8,954,915          440,917          76,723         201,366         109,569
                                         ---------          -------          ------         -------         -------
LONG-TERM LIABILITIES
 LONG-TERM NOTES PAYABLE
       WWOS OWES SDC PH I LAND NOTE
       WWOS RLC PAYOFF BY SDC
       CORPORATE TERM NOTE              38,853,019
       CORPORATE RLC                    38,138,836
       LPSCO OWES SDC                                       300,000
       TEXTRON LOAN - PVGC                                                                                3,488,854
 5  OTHER ACCRUED LIABILITIES            3,513,221          889,149          48,792
 5  DEFERRED TAXES                                          216,617
 5  LONG-TERM CUSTOMER DEPOSITS                             586,162
 5  CONTRIB PROPERTY AIA                                    916,642
                                        ----------        ---------         -------         -------       ---------
       TOTAL L/T LIABILITIES            80,505,077        2,908,570          48,792               0       3,488,854
                                        ----------        ---------         -------         -------       ---------
       TOTAL LIABILITIES                89,459,992        3,349,487         125,515         201,366       3,598,423
                                        ----------        ---------         -------         -------       ---------
    MINORITY INTEREST

   ACCOUNT DESCRIPTION                      HOMES            PV             WWOS        KABUTO JV          COMM.
   -------------------                      -----            --             ----        ---------          -----
LIABILITIES:
   CURRENT LIABILITIES
 4  A/P & RETENTION                   $  2,714,754    $  1,036,745    $    578,516    $               $    202,637
 4  ACCRUED LIABILITIES                     (5,282)        159,457                          17,728         820,338

    INTERCOMPANY ACCOUNTS:
 4     LPSCO - SDC
 4     SMLP - SDC
 4     SCM-SDC  CASH ADVANCES 267       12,777,915
 4     GH-SDC INTERCO CAPITAL 265        1,432,265
 4     WWOS-SDC                                                             48,503
    INTEREST PAYABLE                         5,371                          97,397
    S/T NOTES PAYABLE
       $45 MILLION TERM LOAN
       $55 MILLION RLC
       GOLDEN HERITAGE  (PEW)              398,595
       TEXTRON LOAN - PVGC
    DEF PROFIT & UNEARNED REVENUE                           97,416                                          58,449
    PWCC INTERCO PAYABLE
    APS LAND  INTERCO PAYABLE                                                                                   (0)
    CUSTOMER DEPOSITS                    1,694,749
                                        ----------       ---------         -------          ------       ---------
       TOTAL CURRENT LIABILITIES        19,018,368       1,293,618         724,417          17,728       1,081,424
                                        ----------       ---------         -------          ------       ---------
LONG-TERM LIABILITIES
 LONG-TERM NOTES PAYABLE
       WWOS OWES SDC PH I LAND NOTE                                      1,304,153
       WWOS RLC PAYOFF BY SDC                                           10,000,000
       CORPORATE TERM NOTE
       CORPORATE RLC
       LPSCO OWES SDC
       TEXTRON LOAN - PVGC
 5  OTHER ACCRUED LIABILITIES                              224,212                                         230,145
 5  DEFERRED TAXES
 5  LONG-TERM CUSTOMER DEPOSITS
 5  CONTRIB PROPERTY AIA
                                        ----------       ---------      ----------          ------       ---------
       TOTAL L/T LIABILITIES                     0         224,212      11,304,153               0         230,145
                                        ----------       ---------      ----------          ------       ---------
       TOTAL LIABILITIES                19,018,368       1,517,830      12,028,570          17,728       1,311,568
                                        ----------       ---------      ----------          ------       ---------
    MINORITY INTEREST
                                                                                            ELIMINATIONS
                                                                                  -----------------------------------
   ACCOUNT DESCRIPTION                   H HILLS         R VIEJO      C. CANYON        REF      DEBIT      REF         CREDIT
   -------------------                   -------         -------      ---------        ---      -----      ---         ------
LIABILITIES:
   CURRENT LIABILITIES
 4  A/P & RETENTION                   $      1,200    $    350,326     $ 5,197 J,K,Q         $  315,272              $    --
 4  ACCRUED LIABILITIES                     29,837         207,991

    INTERCOMPANY ACCOUNTS:
 4     LPSCO - SDC                                                                 H             21,391
 4     SMLP - SDC                                                                  J             27,761                    0
 4     SCM-SDC  CASH ADVANCES 267                                                  B         12,777,915                    0
 4     GH-SDC INTERCO CAPITAL 265                                                  A          1,432,265                    0
 4     WWOS-SDC                                                                    Q             48,503                    0
    INTEREST PAYABLE                                                               P             97,398
    S/T NOTES PAYABLE
       $45 MILLION TERM LOAN
       $55 MILLION RLC
       GOLDEN HERITAGE  (PEW)                                                                                              0
       TEXTRON LOAN - PVGC                                                                              *             59,956
    DEF PROFIT & UNEARNED REVENUE                                                  E          2,565,923
    PWCC INTERCO PAYABLE
    APS LAND  INTERCO PAYABLE
    CUSTOMER DEPOSITS
                                            ------         -------       -----         ---   ----------    ---        ------
       TOTAL CURRENT LIABILITIES            31,037         558,317       5,197           0   17,286,430      O        59,956
                                            ------         -------       -----         ---   ----------    ---        ------
LONG-TERM LIABILITIES
 LONG-TERM NOTES PAYABLE
       WWOS OWES SDC PH I LAND NOTE                                                P          1,304,153
       WWOS RLC PAYOFF BY SDC                                                      P         10,000,000
       CORPORATE TERM NOTE
       CORPORATE RLC
       LPSCO OWES SDC                                                              G            300,000
       TEXTRON LOAN - PVGC                                                         *             59,956
 5  OTHER ACCRUED LIABILITIES
 5  DEFERRED TAXES
 5  LONG-TERM CUSTOMER DEPOSITS
 5  CONTRIB PROPERTY AIA
                                            ------         -------           -----           ----------               ------
       TOTAL L/T LIABILITIES                     0               0               0           11,664,109                    0
                                            ------         -------           -----           ----------               ------
       TOTAL LIABILITIES                    31,037         558,317           5,197           28,950,539               59,956
                                            ------         -------           -----           ----------               ------
    MINORITY INTEREST                                                              I          7,985,114 I,R       13,747,038

   ACCOUNT DESCRIPTION                 CONSOLIDATED
   -------------------                 ------------
LIABILITIES:
   CURRENT LIABILITIES
 4  A/P & RETENTION                    $  5,090,181
 4  ACCRUED LIABILITIES                   3,756,908

    INTERCOMPANY ACCOUNTS:
 4     LPSCO - SDC                                0
 4     SMLP - SDC                                 0
 4     SCM-SDC  CASH ADVANCES 267                 0
 4     GH-SDC INTERCO CAPITAL 265                 0
 4     WWOS-SDC                                   0
    INTEREST PAYABLE                        449,286
    S/T NOTES PAYABLE
       $45 MILLION TERM LOAN              3,208,144
       $55 MILLION RLC                            0
       GOLDEN HERITAGE  (PEW)               398,595
       TEXTRON LOAN - PVGC                   59,956
    DEF PROFIT & UNEARNED REVENUE           270,434
    PWCC INTERCO PAYABLE                    358,870
    APS LAND  INTERCO PAYABLE                    (0)
    CUSTOMER DEPOSITS                     1,694,749
                                      -------------
       TOTAL CURRENT LIABILITIES         15,287,123
                                      -------------
LONG-TERM LIABILITIES
 LONG-TERM NOTES PAYABLE
       WWOS OWES SDC PH I LAND NOTE               0
       WWOS RLC PAYOFF BY SDC                     0
       CORPORATE TERM NOTE               38,853,019
       CORPORATE RLC                     38,138,836
       LPSCO OWES SDC                             0
       TEXTRON LOAN - PVGC                3,428,898
 5  OTHER ACCRUED LIABILITIES             4,905,519
 5  DEFERRED TAXES                          216,617
 5  LONG-TERM CUSTOMER DEPOSITS             586,162
 5  CONTRIB PROPERTY AIA                    916,642
                                      -------------
       TOTAL L/T LIABILITIES             87,045,693
                                      -------------
       TOTAL LIABILITIES                102,332,816
                                      -------------
    MINORITY INTEREST                     5,761,924

                                          SUNCOR
   ACCOUNT DESCRIPTION                  CORPORATE          LPSCO            SASI             SMLP            PVGC
   -------------------                  ---------          -----            ----             ----            ----
   EQUITY:

   SDC COMMON STOCK                      1,022,000
   SDC ADDITIONAL PAID IN CAPITAL      375,368,522
   SDC EARNED SURPLUS-BEGINNING       (116,158,648)
   SDC EARNED SURPLUS-CURRENT           44,719,992
   SUBSIDIARY EARNINGS-CURRENT                               30,780         159,366       4,759,433        (127,903)
   SUBSIDIARY EQUITY:
    LPSCO                                                11,895,460
    SASI                                                                    214,415
    SMLP #3500                                                                            2,436,916
    PVGC                                                                                                  6,359,255
    HOMEBUILDING
    PALM VALLEY #5500
    WWOS #4400
    KABUTO JV #3000
    COMMERCIAL PROPERTIES #2000
    HIDDEN HILLS #3300
    RANCHO VIEJO #6600
    CORAL CANYON #3900
                                      ------------    -------------    ------------    ------------    ------------
    TOTAL EQUITY                       304,951,866       11,926,240         373,781       7,196,349       6,231,352
                                      ------------    -------------    ------------    ------------    ------------
    TOTAL LIABS AND EQUITY            $394,411,858    $  15,275,727    $    499,296    $  7,397,716    $  9,829,775
                                      ============    =============    ============    ============    ============

   ACCOUNT DESCRIPTION                      HOMES            PV             WWOS        KABUTO JV          COMM.
   -------------------                      -----            --             ----        ---------          -----
   EQUITY:

   SDC COMMON STOCK
   SDC ADDITIONAL PAID IN CAPITAL
   SDC EARNED SURPLUS-BEGINNING
   SDC EARNED SURPLUS-CURRENT
   SUBSIDIARY EARNINGS-CURRENT           1,046,001       6,128,499         (90,343)              0       3,604,982
   SUBSIDIARY EQUITY:
    LPSCO
    SASI
    SMLP #3500
    PVGC
    HOMEBUILDING                           634,276
    PALM VALLEY #5500                                  161,092,534
    WWOS #4400                                                           4,891,083
    KABUTO JV #3000                                                                     12,687,657
    COMMERCIAL PROPERTIES #2000                                                                         81,014,621
    HIDDEN HILLS #3300
    RANCHO VIEJO #6600
    CORAL CANYON #3900
                                      ------------   -------------   -------------   -------------   -------------
    TOTAL EQUITY                         1,680,277     167,221,032       4,800,740      12,687,657      84,619,603
                                      ------------   -------------   -------------   -------------   -------------
    TOTAL LIABS AND EQUITY            $ 20,698,645   $ 168,738,862   $  16,829,310   $  12,705,385   $  85,931,172
                                      ============   =============   =============   =============   =============

                                                                                           ELIMINATIONS
                                                                              ---------------------------------------
   ACCOUNT DESCRIPTION                 H HILLS         R VIEJO      C. CANYON     REF      DEBIT      REF      CREDIT
   -------------------                 -------         -------      ---------     ---      -----      ---      ------
   EQUITY:

   SDC COMMON STOCK
   SDC ADDITIONAL PAID IN CAPITAL
   SDC EARNED SURPLUS-BEGINNING
   SDC EARNED SURPLUS-CURRENT
   SUBSIDIARY EARNINGS-CURRENT            (1,502)        (61,761)            F,L,I,S,V     15,729,061 O,T,U,M     281,505
   SUBSIDIARY EQUITY:
    LPSCO                                                                    F           11,895,460
    SASI                                                                     L              864,415 L           650,000
    SMLP #3500                                                               I           26,152,149 I        23,715,233
    PVGC                                                                     M            6,359,255                   0
    HOMEBUILDING                                                             D              634,276                   0
    PALM VALLEY #5500                                                        V          161,092,534
    WWOS #4400                                                               O           23,860,125 O        18,969,042
    KABUTO JV #3000                                                          R           12,687,657
    COMMERCIAL PROPERTIES #2000                                              S           81,014,621                   0
    HIDDEN HILLS #3300                 1,172,147                             T            1,173,714 T             1,567
    RANCHO VIEJO #6600                                 8,735,943             U            8,759,885 U            23,942
    CORAL CANYON #3900                                               481,241 W              481,241
                                   -------------   -------------   ---------           ------------        ------------
    TOTAL EQUITY                       1,170,645       8,674,182     481,241            350,704,393          43,641,289
                                   -------------   -------------   ---------           ------------        ------------
    TOTAL LIABS AND EQUITY         $   1,201,682   $   9,232,499   $ 486,439           $387,640,045        $ 57,448,282
                                   =============   =============   =========           ============        ============

   ACCOUNT DESCRIPTION                       CONSOLIDATED
   -------------------                       ------------
    EQUITY:

   SDC COMMON STOCK                             1,022,000
   SDC ADDITIONAL PAID IN CAPITAL             375,368,522
   SDC EARNED SURPLUS-BEGINNING              (116,158,648)
   SDC EARNED SURPLUS-CURRENT                  44,719,992
   SUBSIDIARY EARNINGS-CURRENT                         (3)
   SUBSIDIARY EQUITY:
    LPSCO                                               0
    SASI                                                0
    SMLP #3500                                          0
    PVGC                                                0
    HOMEBUILDING                                        0
    PALM VALLEY #5500                                   0
    WWOS #4400                                          0
    KABUTO JV #3000                                     0
    COMMERCIAL PROPERTIES #2000                         0
    HIDDEN HILLS #3300                                 (0)
    RANCHO VIEJO #6600                                  0
    CORAL CANYON #3900                                  0
                                            -------------
    TOTAL EQUITY                              304,951,863
                                            -------------
    TOTAL LIABS AND EQUITY                  $ 413,046,603
                                            =============

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 1998 CONSOLIDATING AND ELIMINATING ENTRIES

                                                          DEBIT         CREDIT
                                                          -----         ------

A. SCM INTERCO A/P TO SDC                              $ 4,981,309
      SDC A/R FROM SCM                                               $ 4,981,309

   GH INTERCO CAPITAL FROM SDC - ACQUISITION           $ 1,432,265
      GH INTERCO A/P TO SDC                                          $   664,537
      SDC A/R FROM GH                                                $   767,728

B. HOMEBUILDING CASH ADVANCES FROM SDC                 $12,777,915
      SDC CASH ADVANCES TO HOMEBUILDING                              $12,777,915

C. SCM INTERCO CAPPED INTEREST                         $ 2,592,637
      SDC INTERCO INTEREST A/R FROM SCM                              $ 2,592,637

   ELIMINATE INTERCO RECEIVABLES/PAYABLES BETWEEN HOMEBUILDING AND SDC

D. HOMEBUILDING ACCUMULATED EARNINGS                   $   634,276
      SDC INVESTMENT IN GH                                           $ 1,154,335
      SDC INVESTMENT IN SCM                                          $   525,943
   HOMEBUILDING CURRENT YEAR EARNINGS                  $ 1,046,001

   ELIMINATE SDC INVESTMENT IN GOLDEN HERITAGE & SCM

E. DEFERRED INTERCO PROFIT                             $ 2,565,923
      HOME INVENTORY                                                 $ 2,565,923

   ELIMINATE DEFERRED PROFIT ON INTERCO LOT SALES TO HOMEBUILDING

F. LPSCO COMMON STOCK                                  $    78,200
   LPSCO PAID IN CAPITAL                               $11,151,953
   LPSCO EARNINGS - PRIOR                              $   665,307
      LPSCO EARNINGS - CURRENT YEAR                    $    30,780
      SDC INVESTMENT IN LPSCO - CONTRIB CAPITAL                      $11,230,153
      SDC INVESTMENT IN LPSCO - EARNINGS                             $   695,515

   ELIMINATE SDC INVESTMENT IN LPSCO

G. LPSCO LONG-TERM NOTES PAYABLE                       $   300,000
      SDC LONG-TERM NOTES RECEIVABLE                                 $   300,000

   ELIMINATE LPSCO INTERCOMPANY NOTE WITH SDC

H. LPSCO ACCOUNTS PAYABLE                              $    21,391
      SDC ACCOUNTS RECEIVABLE                                        $    21,391

   ELIMINATE LPSCO INTERCOMPANY A/R WITH SDC

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 1998 CONSOLIDATING AND ELIMINATING ENTRIES

                                                          DEBIT         CREDIT
                                                          -----         ------

I. SMLP CONTRIBUTED CAPITAL - MINORITY INT                           $ 7,985,114
   SMLP CONTRIBUTED CAPITAL - SDC  GP                  $   490,147
      SMLP DISTRIBUTED CAPITAL - SDC  GP                             $ 9,878,612
   SMLP CONTRIBUTED CAPITAL - SDC  LP                  $ 2,100,000
      SMLP DISTRIBUTED CAPITAL - SDC  LP                             $ 5,851,507
   SMLP EARNINGS - PRIOR                               $23,562,002
   SMLP EARNINGS - CURRENT YEAR                        $ 4,759,433
   MINORITY INTEREST CONTRIBUTED CAPITAL               $ 7,985,114
      MINORITY INTEREST - PRIOR (35%)                                $ 8,246,701
      MINORITY INTEREST - CURRENT YEAR (35%)                         $ 1,665,802
      SDC INVESTMENT IN SMLP - LP                                    $ 2,100,000
   SDC DISTRIBUTIONS FROM  SMLP - LP                   $ 5,851,507
      SDC INVESTMENT IN SMLP - GP                                    $   490,147
   SDC DISTRIBUTIONS FROM  SMLP - GP                   $ 9,878,612
      SDC INVESTMENT IN SMLP - EARNINGS                              $18,408,933


   ELIMINATE SDC INVESTMENT IN SMLP #3500

J. SMLP ACCOUNTS PAYABLE                               $    27,761
      SDC ACCOUNTS RECEIVABLE                                        $    27,761

   GH ACCOUNTS PAYABLE                                 $   310,000
      SMLP ACCOUNTS RECEIVABLE                                       $   310,000

   ELIMINATE SMLP INTERCOMPANY A/R WITH SDC AND HOMEBUILDING (PREMIUMS)

K. SASI ACCOUNTS PAYABLE                               $         0   $         0
      SDC ACCOUNTS RECEIVABLE                          $         0   $         0

   ELIMINATE SASI INTERCOMPANY A/R WITH SDC

L. SASI CONTRIBUTED CAPITAL                            $   489,023
      SASI CAPITAL DISTRIBUTIONS                                     $   650,000
   SASI  EARNINGS - PRIOR                              $   375,392
      SASI EARNINGS - CURRENT YEAR                     $   159,366
      PV INVESTMENT IN SASI - CONTRIB CAPITAL                        $   489,023
   PV INVESTMENT IN SASI - DISTRIBUTIONS               $   650,000
      PV INVESTMENT IN SASI - EARNINGS                               $   534,758

   ELIMINATE PALM VALLEY INVESTMENT IN SASI

M. PVGC CONTRIBUTED CAPITAL                            $ 6,158,173
   PVGC EARNINGS - PRIOR                               $   201,082
   PVGC EARNINGS - CURRENT YEAR                                      $   127,903
      SDC INVESTMENT IN PVGC - EARNINGS                              $    73,179
      SDC INVESTMENT IN PVGC - CONTRIB CAPITAL                       $ 6,158,173

   ELIMINATE SDC INVESTMENT IN PALM VALLEY GOLF

N. SDC  CONTRIB. CAPITAL TO PVGC                       $ 4,060,675
      PVGC ACCOUNTS RECEIVABLE                                       $ 4,060,675

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 1998 CONSOLIDATING AND ELIMINATING ENTRIES

                                                          DEBIT         CREDIT
                                                          -----         ------

   ELIMINATE PALM VALLEY GOLF INTERCOMPANY A/R WITH SDC

O. WWOS CONTRIBUTED CAPITAL - PHASE 1                  $ 9,500,000
   WWOS CONTRIBUTED CAPITAL - PHASE 2                  $13,522,531
   WWOS CONTRIBUTED WORKING CAPITAL                    $   837,594
      WWOS EARNINGS - PRIOR                                          $ 1,933,052
   WWOS EARNINGS - CURRENT YEAR                                      $    90,340
      WWOS CAPITAL DISTRIBUTIONS - PHASE 1                           $ 9,500,000
      WWOS CAPITAL DISTRIBUTIONS - PHASE 2                           $ 4,967,126
      WWOS PREFERRED RETURN - PHASE 1                                $   287,568
      WWOS PREFERRED RETURN - PHASE 2                                $ 2,281,296
      SDC INVESTMENT IN WWOS - PHASE 1                               $ 9,500,000
      SDC INVESTMENT IN WWOS - PHASE 2                               $13,408,870
      SDC INVESTMENT IN WWOS -CONTRIBUTED CAPITAL                    $   431,255
   SDC INVESTMENT IN WWOS - EARNINGS                   $ 2,023,392
   SDC DISTRIBUTIONS FROM WWOS - PHASE 1               $ 9,500,000
   SDC DISTRIBUTIONS FROM WWOS - PHASE 2               $ 4,967,126
   SDC PREFERRED RETURN - PHASE 1                      $   287,568
   SDC PREFERRED RETURN - PHASE 2                      $ 1,761,296

   ELIMINATE SDC COMMERCIAL  INVESTMENT IN WIGWAM OUTLET STORES #4400

P. WWOS INTEREST PAYABLE - PHASE 1 LAND                $    29,585
   WWOS INTEREST PAYABLE - RLC                         $    67,813
      SDC INTEREST RECEIVABLE - PHASE 1 LAND                         $    29,585
      SDC INTEREST RECEIVABLE - RLC                                  $    67,813

   WWOS NOTES PAYABLE - PHASE 1 LAND                   $ 1,304,153
      SDC NOTES RECEIVABLE - PHASE 1 LAND                            $ 1,304,153

   WWOS NOTES PAYABLE - RLC                            $10,000,000
      SDC NOTES RECEIVABLE - RLC                                     $10,000,000

   ELIMINATE WWOS INTERCOMPANY NOTES AND INTEREST WITH SDC

Q. WWOS ACCOUNTS PAYABLE                                             $    48,503
      SDC ACCOUNTS RECEIVABLE                          $    48,503
   WWOS MANAGEMENT FEE  PAYABLE                        $     5,272
      SDC  COMMERCIAL A/R                                            $     5,272

   ELIMINATE WWOS INTERCOMPANY A/R WITH SDC

R. KABUTO CONTRIBUTED CAPITAL - SDC                    $ 8,853,122
   KABUTO CONTRIBUTED CAPITAL - KABUTO                 $ 3,834,535
      MINORITY INTEREST                                              $ 3,834,535
      SDC INVESTMENT IN KABUTO - CONTR CAPITAL                       $ 5,981,619
      BALANCING PLUG                                                 $ 2,871,502

   ELIMINATE SDC INVESTMENT IN KABUTO JV #3000

S. COMMERCIAL OPS CONTRIBUTED CAPITAL                  $80,522,808
   COMMERCIAL EARNINGS - PRIOR                         $   491,813
   COMMERCIAL EARNINGS - CURRENT YEAR                  $ 3,604,982
   SDC INVEST IN GEN COMMERCIAL OPS - EARNINGS                       $ 1,636,480
      SDC INVEST IN GEN COMMERCIAL OPS - CONT CAPITAL                $77,619,340
      SDC INVESTMENT IN OUTER LIMITS - PURCHASE                      $ 1,822,515

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 1998 CONSOLIDATING AND ELIMINATING ENTRIES

                                                         DEBIT         CREDIT
                                                         -----         ------
   SDC INVESTMENT IN FIDDLE (SCOTTS) - CONT CAPITAL   $ 2,012,593
   SDC INVESTMENT IN FIDDLE (SCOTTS) - EARNINGS       $   413,484
      SDC INVESTMENT IN FUNTASTICKS - CONT CAPITAL                  $ 2,043,745
      SDC INVESTMENT IN FUNTASTICKS - EARNINGS                      $   290,658
      SDC INVESTMENT IN FIDDLE (TEMPE) - CONT CAPITAL               $ 1,049,800
      SDC INVESTMENT IN FIDDLE (TEMPE) - EARNINGS                   $   573,717
      SDC INVESTMENT IN PV MARKETPLACE - EARNINGS                   $ 1,406,129
      SDC INVESTMENT IN PV PAVILIONS - EARNINGS                     $   899,849
   SDC INVESTMENT IN PV CROSSING - EARNINGS                         $   311,587
      SDC INVESTMENT IN METROCENTER - EARNINGS                      $   253,727
   SDC INVESTMENT IN REST PLACE - EARNINGS            $    65,725
      SDC INVESTMENT IN LITCHFIELD OTHER - EARNINGS                 $    73,203
   SDC INVESTMENT IN AUTOPLEX - EARNINGS              $   574,137
   SDC INVESTMENT IN  TALAVI - EARNINGS               $   139,299
       SDC INVESTMENT IN  WWOS - EARNINGS             $    11,397
       SDC INVESTMENT IN LP PROF. PLAZA - EARNINGS    $    18,428
       SDC INVESTMENT IN APS PROPERTIES - EARNINGS    $   126,084

   ELIMINATE SDC INVESTMENT IN COMMERCIAL OPERATIONS #2000

T. HIDDEN HILLS CONTRIBUTED CAPITAL                   $  1,173,714
       HIDDEN HILLS EARNINGS - PRIOR                                $      1,567
       HIDDEN HILLS EARNINGS - CURRENT YEAR                         $      1,503
   SDC INVESTMENT IN HIDDEN HILLS - EARNINGS          $      3,070
       SDC INVESTMENT IN HIDDEN HILLS - CONT CAPITAL                $  1,173,907

   ELIMINATE SDC INVESTMENT IN HIDDEN HILLS JV #3300

U. SDC INVESTMENT IN RANCHO VIEJO - EARNINGS          $     85,702
       SDC INVESTMENT IN RANCHO VIEJO - CAPITAL                     $  8,759,885
   RANCHO VIEJO CONTRIBUTED CAPITAL                   $  8,759,885
       RANCHO VIEJO EARNINGS - PRIOR                                $     23,942
       RANCHO VIEJO EARNINGS - CURRENT YEAR                         $     61,760

   ELIMINATE SDC INVESTMENT IN RANCHO VIEJO JV #6600

V. PV CONTRIBUTED CAPITAL                             $157,595,695
   PV EARNINGS - PRIOR                                $  3,496,839
   PV EARNINGS - CURRENT YEAR                         $  6,128,499
       SDC INVESTMENT IN PALM VALLEY - EARNINGS                     $  9,625,558
       SDC INVESTMENT IN PALM VALLEY - DEVELOP                      $157,595,695

   ELIMINATE SDC INVESTMENT IN PALM VALLEY #5500

W. CORAL CANYON CONTRIBUTED CAPITAL                   $    481,241
       SDC INVESTMENT IN CORAL CANYON                               $    481,241

   ELIMINATE SDC INVESTMENT IN CORAL CANYON #3900

SunCor Development Company
Consolidating Income Statement (Unaudited)
For the Year Ending December 31, 1998

Account Description               SunCor       LPSCo       Scts Mtn      PVGC        GHH
-------------------               ------       -----       --------      ----        ---
Revenues
  Home Sales                    $         0  $        0  $         0  $        0  $50,228,047
  Land Sales                     50,859,043           0   10,017,886           0            0
  Commercial Properties           5,143,994           0            0   2,113,400            0
  Utility Sales                           0   2,095,302            0           0            0
  Management Fees                 1,180,276           0            0           0            0
                                -----------  ----------  -----------  ----------  -----------

Total Operating Revenues         57,183,313   2,095,302   10,017,886   2,113,400   50,228,047

Operating Expenses
  Cost of Homes Sold             (2,439,803)          0            0           0   43,395,872
  Cost of Land Sold              40,202,747           0    5,042,867           0            0
  Commercial Properties           5,552,147           0            0     202,461            0
  Utility Expense                         0   1,639,443            0           0            0
  Land Project Costs              1,901,734           0      123,984           0            0
  General & Administrative       10,213,245           0      146,953   1,493,611    5,402,670
  Depreciation & Amortization       960,152     385,008           47     192,911      510,016
                                -----------  ----------  -----------  ----------  -----------

Total Operating Expenses         56,390,222   2,024,451    5,313,850   1,888,983   49,308,558

Net Operating Income/(Loss)         793,091      70,851    4,704,035     224,417      919,490

Other Income and Gains
  Equity in Joint Ventures        4,585,909           0            0           0            0
  Interest Income                   737,547       7,799       55,783           0            0
  Other                                   0           0            0           0      180,203
                                -----------  ----------  -----------  ----------  -----------

Total Other Income and Gains      5,323,456       7,799       55,783           0      180,203

  Interest Expense, Net
  Interest Expense                5,249,779      47,870          385     352,320       53,691
  Less: Capitalized Interest     (2,333,492)          0            0           0            0
                                -----------  ----------  -----------  ----------  -----------

Total Interest Expense, Net       2,916,287      47,870          385     352,320       53,691

  Minority Interest               1,234,975           0            0           0            0

Income before Taxes               1,965,286      30,780    4,759,433    (127,903)   1,046,001

  Income Taxes                  (37,200,000)          0            0           0            0
                                -----------  ----------  -----------  ----------  -----------

NET INCOME/(LOSS)               $39,165,286  $   30,780  $ 4,759,433   ($127,903) $ 1,046,001
                                ===========  ==========  ===========  ==========  ===========

                                             Hidden      Rancho    Consolidated
Account Description               WWOS       Hills       Viejo        Income
-------------------               ----       -----       -----        ------
Revenues
  Home Sales                    $        0  $      0  $         0  $ 50,228,047
  Land Sales                             0         0      634,992    61,511,921
  Commercial Properties          3,095,236         0            0    10,352,630
  Utility Sales                          0         0            0     2,095,302
  Management Fees                        0         0            0     1,180,276
                                ----------  --------  -----------  ------------

Total Operating Revenues         3,095,236         0      634,992   125,368,176

Operating Expenses
  Cost of Homes Sold                     0         0            0    40,956,069
  Cost of Land Sold                      0         0      478,121    45,723,735
  Commercial Properties          1,401,090         0            0     7,155,698
  Utility Expense                        0         0            0     1,639,443
  Land Project Costs                     0       947       97,682     2,124,347
  General & Administrative               0       556      125,340    17,382,374
  Depreciation & Amortization      845,355         0        2,306     2,895,795
                                ----------  --------  -----------  ------------

Total Operating Expenses         2,246,445     1,503      703,449   117,877,461

Net Operating Income/(Loss)        848,791    (1,503)     (68,457)    7,490,715

Other Income and Gains
  Equity in Joint Ventures               0         0            0     4,585,909
  Interest Income                    4,536         0        6,698       812,363
  Other                                  0         0            0       180,203
                                ----------  --------  -----------  ------------

Total Other Income and Gains         4,536         0        6,698     5,578,475

  Interest Expense, Net
  Interest Expense                 943,670         0            0     6,647,715
  Less: Capitalized Interest             0         0            0    (2,333,492)
                                ----------  --------  -----------  ------------

Total Interest Expense, Net        943,670         0            0     4,314,223

  Minority Interest                      0         0            0     1,234,975

Income before Taxes                (90,343)   (1,503)     (61,760)    7,519,992

  Income Taxes                           0         0            0   (37,200,000)
                                ----------  --------  -----------  ------------

NET INCOME/(LOSS)                 ($90,343)  ($1,503)    ($61,760) $ 44,719,992
                                ==========  ========  ===========  ============